

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 28, 2016

<u>Via E-mail</u>
Brett D. Nicholas
President and Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, NY 10013

     Re: **Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2**
            Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5
            Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1
            Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6
            Sequoia Mortgage Trust 2013-7, Sequoia Mortgage Trust 2013-8
            Forms 10-K/A for Fiscal Year Ended December 31, 2015
            Filed September 26, 2016
            File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,
            333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02, 333-185882-03
            and 333-185882-04

Dear Mr. Nicholas:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Katherine Hsu

                            Katherine Hsu
                            Office Chief
                            Office of Structured Finance

cc: Andrew P. Stone, Redwood Trust, Inc.
        Phillip R. Pollock, Weintraub Tobin